UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT

SHARING AND SAVINGS PLAN

The Lubrizol Corporation

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

    of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan

Wickliffe, Ohio

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 26, 2013

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS:
Investment in Master Trust - at fair value	$905,374,674	$804,776,902
Notes receivable from participants	15,856,230	14,813,983
Contributions receivable	8,391,857	8,251,573

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	929,622,761	827,842,458

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,065,934)	(6,531,900)

NET ASSETS AVAILABLE FOR BENEFITS	$920,556,827	$821,310,558

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2012	2011
ADDITIONS:
Net investment gain from Master Trust	$91,122,475	$43,072,002
Contributions:
Participants	31,367,719	29,640,860
Employer	17,207,980	16,914,392

Total contributions	48,575,699	46,555,252

Total additions	139,698,174	89,627,254

DEDUCTIONS:
Distributions to participants	40,552,018	43,605,919
Redemption fees charged by funds	829	31,298
Other fees	221,478	172,090

Total deductions	40,774,325	43,809,307

NET INCREASE PRIOR TO TRANSFER	98,923,849	45,817,947

TRANSFER IN FROM MERGED PLAN	322,420	-

INCREASE IN NET ASSETS	99,246,269	45,817,947

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	821,310,558	775,492,611

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$920,556,827	$821,310,558

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. Subsequent to the acquisition of the Company by Berkshire Hathaway Inc. (“Berkshire Hathaway”) on September 16, 2011, employees were no longer able to purchase common shares of the Company, and the Plan was amended to allow employees to purchase Class B shares of Berkshire Hathaway effective April 2, 2012. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended.

On May 2, 2012, the Company amended the Plan to provide for the merger of the Merquinsa North America 401(k) Plan into The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan effective June 11, 2012. The physical transfer of assets of $322,420 into the Plan took place on June 12, 2012.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Management Advisory Committee (the “MAC”) of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

Effective January 1, 2011, the Plan was added as a participating plan to The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan Trust (“Master Trust”) along with The Lubrizol Corporation Age-Weighted Defined Contribution Plan. The assets of the above plans are part of the Master Trust.

The assets within the Master Trust are maintained and administered by the Plan’s Trustee, ING National Trust, and the Plan’s recordkeeper, ING. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Each plan has the ability to direct its own investments within the Master Trust.

The Retirement and Savings Plans Investment Committee (the “Investment Committee”), which is also appointed by the MAC, reviews the investment policies and procedures and monitors the investment return and asset mix of the Master Trust.

Participation and Contributions—All regular employees of the Company and of participating subsidiaries are eligible for participation on the first day of covered employment.

The combined before-tax (“CODA”), after-tax Roth 401(k) (“Roth”) and after-tax (“Supplemental”) contributions are limited to 75% of eligible compensation for both highly and non-highly compensated employees. The Company makes matching contributions (“Company Matching”) of 50% of an employee’s combined CODA, Roth and Supplemental contributions up to 6% of the employee’s eligible compensation. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Plan contributions was $250,000 for 2012 and $245,000 for 2011.

CODA and Company Matching contributions are excluded from the participants’ taxable income until such amounts are received by them as a distribution from the Plan. Roth and Supplemental contributions are made on an after-tax basis and are therefore included in the participants’ taxable income in the period of contribution. Participants who turned at least age 50 during 2012 or 2011 were eligible to elect to make an additional before-tax or Roth Catch-up contribution of up to $5,500 in both 2012 and 2011, if they met one of the following conditions:

a.	Elected to make before-tax and Roth 401(k) contributions of 75% of eligible compensation; or

b.	Contributed $17,000 for the 2012 Plan year or $16,500 for the 2011 Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan (“Profit Sharing”). Profit Sharing contributions are determined by the Organization and Compensation Committee of the Board of Directors of the Company and are allocated to each participant’s profit sharing account based upon the year-end compensation of the employee, as defined in the Plan document.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions from certain other tax-qualified plans by or on behalf of an employee in accordance with procedures established by the Company, except that the Plan does not accept Roth rollover contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, allocations of the Company Matching and Profit Sharing contributions, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of their CODA, Roth and Supplemental contributions in one or more of the Plan’s investment funds in 1% increments. All participants, regardless of age or vested ownership percentage, are able to direct the investment of the Company Matching contributions made to their account into any of the 401(k) investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate once daily a portion or all of past CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions among the available investment funds in increments of 1% of the total amount to be reallocated.

If an employee does not make an investment election, any CODA, Roth, Supplemental, Company Matching, Catch-up, Roth Catch-up and Profit Sharing contributions will be deposited in the target retirement fund with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions—Active participants vest in Company Matching contributions and their beneficial interest in Profit Sharing contributions at a rate of 33-1/3% for each full year of eligible service and become 100% vested after three years. Participants are immediately 100% vested in employee contributions. The participants also will become 100% vested if their participation in the Plan ends due to retirement on or after age 55, total and permanent disability, or death.

Participants may request voluntary withdrawals of their Supplemental contributions and may also apply for hardship withdrawals from their CODA and Roth contributions, subject to adherence to Internal Revenue Service regulations as determined by the Plan’s recordkeeper, or request an in-service distribution upon attainment of age 59-1/2. Prior to September 16, 2011, the date of the acquisition of the Company by Berkshire Hathaway , when the 401(k) Lubrizol Stock Fund was liquidated, participants taking a hardship withdrawal must have elected the dividend payment option. The dividend payment option is not available for the Berkshire Hathaway Class B Stock Fund which became effective on April 2, 2012, since such shares do not pay dividends. Upon attainment of age 55, active participants may request an in-service distribution of Company Matching contributions.

When a participant’s employment terminates, his or her vested account balances may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Prior to September 16, 2011, amounts distributed from the 401(k) Lubrizol Stock Fund were paid in the form of common shares of the Company or their cash equivalent at the election of the participants or their beneficiaries. After April 2, 2012, amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent.

Prior to September 16, 2011, employees with investments in the 401(k) Lubrizol Stock Fund were able to elect to have the dividends reinvested in Lubrizol common shares or paid in cash. Participants made their election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend was to be paid. The dividend payment option is not available for the Berkshire Hathaway Class B Stock Fund which became effective on April 2, 2012, since such shares do not pay dividends.

Notes Receivable From Participants—The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, Roth, Rollover and vested Company Matching contribution accounts or 100% of the value of their CODA, Roth and Rollover accounts, not to exceed $50,000 or 50% of their total account balance. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant’s account. The repayment period may not be more than five years except for loans issued to purchase a principal residence, which may be repaid within fifteen years.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2012 and 2011, Company contributions were reduced by $65,000 and $135,000, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value except for guaranteed investment contracts (GICs) included in the Stable Value Fund. GICs are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date. Net investment gain includes gains and losses on investments bought and sold as well as held during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values.

Notes Receivable From Participants —Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Expenses—No fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are either paid directly by the Company or are offset with revenue sharing payments received by the Plan Trustee and recordkeeper from investment fund managers. Revenue sharing payments are made from the total expense charges paid by participants investing in the funds offered under the Plan. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

A redemption fee of 2% is imposed by the Fidelity Advisors Diversified International Fund on money transferred out of the fund less than 30 days following a transfer of money into the fund. Prior to September 16, 2011, the 401(k) Lubrizol Stock Fund also imposed a redemption fee. Redemption fees are paid by the affected participants.

Other fees primarily represent investment management advisory fees that are charged to individual participants who select this fee-based service. The fees for the aforementioned services are paid to an independent third-party advisor.

Payment of Benefits—Benefits are recorded when paid.

New Accounting Pronouncements—In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” which is codified in ASC Topic 820, “Fair Value Measurement.” This pronouncement changed certain fair value measurement guidance and expanded certain disclosure requirements. ASU 2011-04 was effective for the Plan year beginning January 1, 2012, and was applied accordingly.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund is managed by Deutsche Asset & Wealth Management and invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options.

The Core Fixed Income Fund invests in a mutual fund, the PIMCO Total Return Mutual Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 35% equities and 65% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2010 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 40% equities and 60% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2010.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 65% equities and 35% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 80% equities and 20% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 90% equities and 10% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities and cash with a current target asset allocation of 90% equities and 10% fixed income. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Large Cap Equity Passive Core Fund invests in a collective trust fund, the SSgA S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Equity Active Core Fund invests in a mutual fund, The Hartford Capital Appreciation HLS IA I, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks. The fund’s objective is to seek long-term capital growth.

The Large Cap Equity Value Fund invests in a mutual fund, the MFS Value Fund, which invests in equity securities believed to be undervalued. The fund’s objective is to seek long-term capital appreciation and dividend income.

The Large Cap Equity Growth Fund invests in a mutual fund , the American Century Ultra Fund, which invests in equity and equity-like securities that are growing at, or are expected to grow at an accelerated pace relative to other securities.

The Mid Cap Equity Value Fund invests in a mutual fund, the RS Value Fund (Class Y), which invests in equity securities that are believed to be selling at attractive prices relative to their potential value.

The Mid Cap Equity Growth Fund invests in a mutual fund, the Munder Mid Cap Core Growth Y, which invests primarily in securities of companies that are believed to have above-average earnings growth potential.

The Small Cap Equity Value Fund invests in a mutual fund, the American Century Small Cap Value Institutional Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Equity Growth Fund invests in a mutual fund, the Kalmar Growth with Value Small Cap Fund, which invests primarily in a concentrated portfolio of common stocks of small market capitalization companies that while growing vigorously, are less followed by other investors and are inefficiently valued.

The International Equity Core Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund, which invests in a diversified portfolio of common stocks and other equity-like securities of companies based outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Templeton Institutional Foreign Smaller Companies Fund. The fund invests primarily in a diversified portfolio of equity securities of smaller companies that are traded principally outside the United States.

The 401(k) Lubrizol Stock Fund was liquidated on September 16, 2011, and removed as an investment election due to the acquisition of the Company by Berkshire Hathaway. As of such date Lubrizol became a wholly-owned subsidiary of Berkshire Hathaway. The fund consisted of common shares of Lubrizol and temporary investments in the State Street Government Short Term Fund.

The Berkshire Hathaway Class B Stock Fund became effective on April 2, 2012. The fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

4.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Deutsche Asset & Wealth Management through which both traditional and synthetic GICs are held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The average yield of the fund during 2012 and 2011 based on actual earnings was 1.05% and 1.42%, respectively. The average yield of the fund during 2012 and 2011 based on the interest rate credited to participants was 2.00% and 2.15%, respectively.

The Statements of Net Assets Available for Benefits present the Plan’s investments at fair value as well as the adjustment of the Stable Value Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

5.	INTEREST IN THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN TRUST

The Plan’s investments are held in a Master Trust for the investment of assets of the Plan and another Company sponsored defined contribution plan. Each participating defined contribution plan has an undivided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses. The Plan’s interest in the net assets of the Master Trust was approximately 99.83% at December 31, 2012, and 99.99% at December 31, 2011, respectively. Investment income and expenses within the Master Trust are allocated to the individual plans based on the underlying individual participants’ activity and account balances.

The Plan estimates the fair value of investments in the Master Trust using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Master Trust measured at fair value:

—

Class B shares of Berkshire Hathaway as of December 31, 2012 (Symbol BRK-B): Valued at the closing price as reported on the New York Stock Exchange and classified within Level 1 of the valuation hierarchy.

—	Mutual Funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

—

Guaranteed Investment Contracts within the Stable Value Fund: The fair value for traditional GICs is valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The fair value for synthetic GICs is calculated by separately valuing the securities and wrap contract held by the fund. The securities within the synthetic GICs are valued based on their quoted market prices. The value of the wrap contract is valued by discounting the difference between current market level rates for wrap fees and the contracted rates being charged. Traditional and synthetic GICs are classified within Level 3 of the valuation hierarchy.

—

Common Collective Trust Funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2012 and 2011. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table represents the Level 3 financial instruments held in the Stable Value Fund of the Master Trust, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Guaranteed			Discount Rate Range	0.56 - 1.60
Investment		Discounted	Payout Date	4/1/2013 - 11/29/2017
Contracts	$16,649,353	Cash Flow	Payout Percentage	25% - 100%

			Discount Rate Range Fee	0.18 - 1.30
			Payment Dates Current	Quarterly over next 4 yrs.
Wrapper		Replacement	Wrapper Fees Indicative	20 bps - 22.5 bps
Contracts	$100,188	Cost	Wrapper Fees	20 bps - 25 bps

Guaranteed Investment Contracts: The significant unobservable inputs used in the fair value measurement of the guaranteed investment contracts are the contract payout dates, contract payout percentage amounts, and certain discount rates. The payout dates and percentage amounts are fixed over the term of the contracts and typically do not change. Significant increases (decreases) in the discount rates would result in significantly lower or (higher) fair value, respectively.

Wrapper Contracts: The significant unobservable inputs used in the fair value measurement of the wrapper contracts are the length of time associated with the wrapper fee payments (fee payment dates), current wrapper fee, indicative wrapper fee, and certain discount rates. Significant increases (decreases) in the discount rates or the length of time associated with the wrapper fee payments would result in significantly lower (higher) fair value, respectively. Significant increases (decreases) in the difference between the current wrapper fee and the indicative wrapper fee would result in significantly lower (higher) fair value, respectively. Typically, the indicative wrapper fee is greater than or equal to the current wrapper fee for a given wrapper investment contract. If the indicative wrapper fee is equal to the current wrapper fee, the fair value will equal zero.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2012:

	Level 1	Level 2	Level 3	December 31, 2012
Berkshire Hathaway B stock fund	$13,305,996	$-	$-	$13,305,996
Mutual funds:
Large-cap equities	64,091,196	-	-	64,091,196
Mid-cap equities	40,436,083	-	-	40,436,083
Small-cap equities	30,829,878	-	-	30,829,878
International equities	53,728,974	-	-	53,728,974
Fixed income	83,595,499	-	-	83,595,499
Common collective trust funds:
Stable value fund	-	-	236,986,025	236,986,025
Target retirement date	-	293,961,604	-	293,961,604
Large-cap equities	-	89,963,518	-	89,963,518

Total	$285,987,626	$383,925,122	$236,986,025	$906,898,773

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2012:

Stable Value
Fund
Balance, beginning of year	$229,110,426
Realized gains	3,059,961
Unrealized gains relating to instruments still held at the reporting date	3,756,982
Purchases	165,248,076
Sales	(164,189,420)

Balance, end of year	$236,986,025

Net investment gain from the Master Trust for the year ended December 31, 2012:

Net appreciation in fair value of investments:
Mutual funds	$27,448,131
Common collective trust funds	52,819,408
Berkshire Hathaway B stock fund	978,568

Interest and dividends	10,013,359

Total	$91,259,466

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2011:

	Level 1	Level 2	Level 3	December 31, 2011
Mutual funds:
Large-cap equities	$55,574,937	$-	$-	$55,574,937
Mid-cap equities	42,561,490	-	-	42,561,490
Small-cap equities	31,738,639	-	-	31,738,639
International equities	48,319,868	-	-	48,319,868
Fixed income	64,601,754	-	-	64,601,754
Common collective trust funds:
Stable value fund	-	-	229,110,426	229,110,426
Target retirement date	-	251,683,923	-	251,683,923
Large-cap equities	-	81,520,770	-	81,520,770

Total	$242,796,688	$333,204,693	$229,110,426	$805,111,807

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2011:

Stable Value
Fund
Balance, beginning of year	$178,204,282
Realized gains	2,637,126
Unrealized gains relating to instruments still held at the reporting date	4,199,075
Purchases	211,139,397
Sales	(167,069,454)

Balance, end of year	$229,110,426

Net investment gain from the Master Trust for the year ended December 31, 2011:

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(17,749,401)
Common collective trust funds	15,189,808
Lubrizol stock fund	37,723,571

Interest and dividends	7,904,541

Total	$43,068,519

6.	RISKS AND UNCERTAINTIES

The Master Trust holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7.	PARTY-IN-INTEREST TRANSACTIONS

Prior to September 16, 2011, the Plan invested in shares of common stock of the Company within the 401(k) Lubrizol Stock Fund. During the year ended December 31, 2011, 135,900 shares of Lubrizol common stock at a cost of $15,965,941 were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the year ended December 31, 2011, the fund sold or distributed to participants 1,460,691 shares of Lubrizol common stock and received proceeds of $195,252,877. The realized gain on these sales was $97,235,414.

Effective April 2, 2012, the Plan began investing in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. During the year ended December 31, 2012, 168,435 Class B shares of Berkshire Hathaway at a cost of $14,039,700 were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the year ended December 31, 2012, the fund sold or distributed to participants 26,482 Class B shares of Berkshire Hathaway and received proceeds of $2,284,923. The realized gain on these sales was $87,782.

Fees paid to ING National Trust, the Trustee, by the Plan were $56,750 and $51,350 in 2012 and 2011, respectively.

8.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated November 21, 2011, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements. As of December 31, 2012, the Plan’s tax years from 2009 and thereafter remain subject to examination by the Internal Revenue Service, as well as by other applicable taxing authorities.

9.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.	SUBSEQUENT EVENTS

Effective April 17, 2013, the Active Organics, Inc. 401(k) Plan was merged into the Plan. Assets of the Active Organics plan totaled $773,610.

THE LUBRIZOL CORPORATION EMPLOYEES’

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 34-0367600—PLAN NO. 003

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*	Participant loans	Various participant loans with interest rates
		ranging from 4.00% to 10.50%	-	15,856,230

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$-	$15,856,230

*	Indicates a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN

Date: June 26, 2013	By:	/s/ Thomas J. Tercek
Thomas J. Tercek
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm